Exhibit 21.1
Mirion Technologies, Inc.
List of Subsidiaries

Country/State of
Company Name	Incorporation/Formation
Mirion Technologies (GDS), Inc.	Delaware, USA
Dosimetry Acquisitions (U.S.), LLC	Delaware, USA
Mirion Technologies (MGPI), Inc.	Delaware, USA
Dosimetry Acquisitions (France) SAS	France
Mirion Technologies (Synodys) SA	France
Mirion Technologies (MGPI) SA	France
Mirion Technologies (RADOS) Oy	Finland
Mirion Technologies (RADOS) GmbH	Germany
Mirion Technologies (MGPI H&B) GmbH	Germany
IST Acquisitions, LLC	Delaware
Mirion Technologies (IST) Corporation	New York, USA
Mirion Technologies (IST Canada), Inc.	Canada
Mirion Technologies (IST) Ltd.	United Kingdom
Mirion Technologies (Conax Nuclear), Inc.	New York, USA
Mirion Technologies (IST) France SAS	France
Mirion Technologies (HK) Ltd.	Hong Kong
Mirion Commercial (Beijing) Co., Ltd.	China